Exhibit (a)(1)(E)

                         September 4, 2019

Dear Unitholder in Empire State Realty OP, L.P. (ESRO):

On May 24, 2019, we wrote to all Unitholders with the discussion of a security we considered offering to Unitholders who desire higher distributions from their ESRO investment.

Based upon responses to the general outline we provided at that time, we now set forth a specific offer for Unitholders to participate in a tax-deferred exchange of any or all of your existing common units in ESRO, one-for-one, for new Series 2019 Private Perpetual Preferred Units.

Those who do exchange will receive an increase of more than 66% in annual distributions from the current rate per unit of $0.42 to a permanently fixed rate of $0.70. The exchange will continue deferral of Unitholders’ embedded taxable gain.

This is a private transaction, and is only available to ESRO investors. There will be no public offering of the Series 2019 Private Perpetual Preferred Units.

As an example of the increase in distributions to be made available through the exchange, a holder of 10,000 common units who now receives distributions of $4,200 each year would receive distributions of $7,000 each year from 10,000 units of the new Series 2019 Private Perpetual Preferred Units. These distributions will have seniority over distributions on ESRO common units and Class A and Class B common shares.

Each new Series 2019 Private Perpetual Preferred Unit will have a fixed liquidation value of $13.52, which is equal to the closing price of the Class A common stock of Empire State Realty Trust, Inc. (“ESRT”), on the New York Stock Exchange on August 27, 2019, the day prior to our delivery of the offering documents for printing. We do not have the right to redeem the Series 2019 Private Perpetual Preferred Units except upon sale or change of control of the Company, in which case the redemption price payable to you would be 200% of your liquidation value.

An exchange may not be suitable for you. The Series 2019 Private Perpetual Preferred Units should be considered illiquid. We do not intend to list them on any exchange. Unlike your existing common units, the new preferred units will not be convertible or exchangeable into any other security. If you exchange your common units for new Series 2019 Private Perpetual Preferred Units, you also give up the right to any future appreciation of our Company as a whole or any future increase in our dividend payable on our common units.

When we set the distribution rate on the Series 2019 Private Perpetual Preferred Units, we did not consider the current yield of preferred securities of any other public REIT. Other preferred securities can be purchased to replace your ESRO units at significantly higher dividend yields, but such replacement would require that you sell your common units, pay tax, and reinvest a post-tax amount.

We are offering to exchange a maximum of 15,000,000 preferred units for our outstanding common units in Series ES, Series 60, Series 250, and Series PR (or approximately 11.8% of the total number of outstanding units). If more than 15,000,000 outstanding units are tendered for exchange, we will acquire units on a pro rata basis from all tendering holders according to the number of units tendered by each holder.

Our exchange offer will expire at midnight, New York City time, on October 11, 2019, unless extended or earlier terminated by us. We request that you respond by October 2, 2019.

You must make your own decision whether to tender any or all of your existing common units for preferred units. None of ESRO, Empire State Realty Trust, the information agent, the depositary or any other person is making any recommendation as to whether or not you should make this exchange.

If you are interested, you should review the enclosed offering materials carefully.

If you have transferred any of your common units from AST to a brokerage account, you will also receive another package containing a slightly different Letter of Transmittal for each Series of common units in such brokerage account. There are slight differences in format between the two packages, and it is necessary to complete forms for each account, and to follow instructions on how to return each form sent to you, if you want to exchange the units in such account.

If you have any question, need additional copies of the documents, or require assistance in completing the related forms, you may contact the information agent, MacKenzie Partners, Inc., toll-free at (888) 410-7850.

Sincerely,

EMPIRE STATE REALTY OP, L.P.

By:	Empire State Realty Trust, Inc., its general partner
Anthony E. Malkin
Chairman and Chief Executive Officer